UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								March 21, 2006

Via Facsimile 011 31 20 59 77 140 and US Mail

G.J. Kleisterlee
President
Royal Philips Electronics
Breitner Center, Amstelplein 2
1096 BC Amsterdam,
The Netherlands

	Re:	Royal Philips Electronics
		Form 20-F for the Fiscal Year Ended December 31, 2005
      Filed February 13, 2006
 		File No. 1-05146

Dear Mr. Kleisterlee:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from public media sources and your website that you may have existing or anticipated operations associated with Cuba, Iran and Syria. We note a March 15, 2003 interview with Gerard Kleisterlee in which he states that several Middle East countries have increasing interest to the company, with Iran being one of the named countries. Your Form 20-F includes no disclosure regarding operations in any of these countries. Please describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2. In light of the fact that Cuba, Iran and Syria are identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions and controls administered by the U.S. Treasury
Department`s Office of Foreign Assets Control and the U.S.
Commerce
Department`s Bureau of Industry and Security, please address the materiality of any operations or contacts described in response to comment one above. Also, please present your view as to whether any such arrangements or other contacts constitute a material investment risk for your security holders.

3. In preparing your response please address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Cuba, Iran and Syria. Your response should also include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value as a result of operating in countries identified as state sponsors of terrorism. We note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in and/or permitting divestment of state pension fund assets from companies that do business with U.S.- designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your qualitative analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba, Iran and Syria.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
G.J. Kleisterlee
Royal Philips Electronics
March 21, 2006
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